Exhibit 99.3

PRESS RELEASE

Affimed Reports First Quarter 2020 Financial Results and Operational Progress

•	AFM24: Affimed successfully completed the first dose cohort of its first-in-human phase 1/2A Study; Cohort 2 is open for patient recruitment

•

Data on Affimed’s AFM24 (EGFR/CD16A) and Genentech’s RO7297089 (BCMA/CD16A) was presented at AACR Virtual Meeting II, showing potent killing of tumor cell lines and a good safety profile in the relevant pre-clinical models

•

AFM13: Continued progress on the REDIRECT monotherapy study in pTCL as well as on the AFM13 combination with cbNk investigator sponsored study at MD Anderson Cancer Center in CD30-positive T cell lymphoma

•

Management: Appointed Angus Smith as Chief Financial Officer, following the appointments of Dr. Andreas Harstrick as Chief Medical Officer and Dr. Arndt Schottelius as Chief Scientific Officer earlier in the year, completing the management team

•	Conference call and webcast scheduled for June 23, 2020 at 8:30 am EDT (2:30 pm CET)

Heidelberg, Germany, June 23, 2020 – Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer, today reported financial results for the first quarter 2020 and provided an update on clinical and corporate progress.

“We continue to move our clinical programs forward in close collaboration with our investigators and partners,” said Dr. Adi Hoess, CEO of Affimed. “We have strengthened the management team with the recent hiring of Angus Smith as CFO, which nicely complements the additions of Dr. Andreas Harstrick as CMO and Dr. Arndt Schottelius as CSO earlier in the year. With good progress in our clinical programs, the pre-clinical pipeline and the completion of the management team, we are well positioned to increase our leadership position as innovators of innate immune system-based therapeutics.”

Development Program Updates

AFM13 (CD30/CD16A)

•

Affimed has successfully activated 46 clinical study sites in nine countries in the on-going Phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with CD30-positive peripheral T-cell lymphoma (pTCL).

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The investigator-sponsored Phase 1 study with the University of Texas, MD Anderson Cancer Center to investigate the combination of AFM13 with allogeneic NK cells in CD30+ Lymphomas has completed the required validation work in order to administer a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells.

AFM24 (EGFR/CD16A)

•

After the successful completion of dose cohort 1, in the first-in-human Phase 1/2a clinical trial of AFM24, the EGFR/CD16A targeted innate cell engager for relapsed/ refractory patients with advanced EGFR-expressing solid tumors, the study was cleared to begin patient recruitment in dose cohort 2. The company reported that no dose limiting toxicity was observed in dose cohort 1.

•	Affimed researchers presented preclinical data on the pharmacology and safety of AFM24 at the AACR Virtual Annual Meeting II.

Genentech Collaboration Update

•	In May 2020, Affimed confirmed that its novel BCMA targeted innate cell engager for the treatment of multiple myeloma has been partnered with Genentech, a member of the Roche Group.

•	Researchers from Genentech and Affimed co-authored a poster on the preclinical pharmacology and safety data of RO7297089 and presented data at the AACR Virtual Annual Meeting II.

•

On clinicaltrials.gov, Genentech has posted a first-in-human Phase I, open-label, multicenter, global, dose-escalation study designed to evaluate the safety, tolerability, and pharmacokinetics of RO7297089.

Preclinical Pipeline Update

•	Affimed continues to progress AFM28 and AFM32 towards late stage preclinical development.

Management Appointments

•

Angus Smith was appointed to the position of Chief Financial Officer in June and will join the company in mid-July. Mr. Smith brings broad biopharmaceutical experience to the company including financial strategy and planning, capital markets, business development and operations.

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The company announced the additions of Dr. Andreas Harstrick as Chief Medical Officer and Dr. Arndt Schottelius as Chief Scientific Officer earlier in the year. Dr. Harstrick, brings broad development expertise in solid tumor indications, including EGFR-expressing cancers. Dr. Schottelius brings extensive innate immunity expertise and a successful record of advancing discovery research into preclinical and clinical development.

First Quarter 2020 Financial Highlights

(Figures for the first quarter ended March 31, 2020 and 2019 are unaudited.)

As of March 31, 2020, cash, cash equivalents and current financial assets totaled €88.2 million compared to €104.1 million on December 31, 2019. In addition, the company raised €18.8 million (based on an exchange rate of $/€ of 1.1210 on June 19, 2020) net proceeds under its at-the-market (“ATM”) program. The pro forma cash position of the company as of March 31, 2020, including the net proceeds from the ATM, would be €107.0 million. Based on its current operating plan and assumptions, Affimed anticipates that its cash, cash equivalents and current financial assets will support operations well into the first half of 2022.

Net cash used in operating activities for the quarter ended March 31, 2020, was €16.5 million, compared to €13.4 million for the quarter ended March 31, 2019. The increase is primarily due to higher expenditure related to research and development efforts.

Total revenue for the quarter ended March 31, 2020, was €5.1 million compared to €11.4 million for the same period of 2019. Revenue in both quarters is primarily attributable to the recognition of revenue from the Genentech collaboration in the respective years.

R&D expenses for the quarter ended March 31, 2020, were €11.4 million compared to research and development expenses of €8.0 million for the same period of 2019. The increase was primarily related to higher expenses for the AFM13 registration-directed study in pTCL, manufacturing activities for AFM13 clinical study material, and early stage development and discovery activities.

General and administrative (G&A) expenses for the quarter ended March 31, 2020, were €3.5 million compared to €2.4 million for the quarter ended March 31, 2019. The increase was primarily related to higher personnel expenses, a result of the strengthening of the talent pool, higher SOX compliance costs, legal, consulting and audit costs.

Net loss was €8.3 million, or €0.11 per common share, for the quarter ended March 31, 2020, compared to a net income of €1.9 million, or €0.03 per common share, for the quarter ended March 31, 2019.

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, Tuesday, June 23, 2020 at 8:30 a.m. EDT to discuss first quarter 2020 financial results and recent corporate developments. The conference call will be available via phone and webcast. To access the call, please dial +1 (646) 741-3167 for U.S. callers, or +44 (0) 2071 928338 for international callers, and reference passcode 8594214 approximately 15 minutes prior to the call. A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts_cp/. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The company is developing single and combination therapies to treat hematologic and solid tumors. The company is currently enrolling patients into a registration-directed study of AFM13 for CD30-positive relapsed/refractory peripheral T cell lymphoma and into a Phase 1/2a dose escalation/expansion study of AFM24 for the treatment of advanced EGFR-expressing solid tumors. For more information, please visit www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM24, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Contact:

Alex Fudukidis

Head of Investor Relations

E-Mail: IR@affimed.com

Tel.: (917) 436-8102

Affimed N.V.

Unaudited consolidated statements of comprehensive income / (loss) (in € thousand)

	For the three months ended March 31
	2020	2019
Revenue	5,135	11,353
Other income – net	(57)	86
Research and development expenses	(11,449)	(7,987)
General and administrative expenses	(3,525)	(2,434)

Operating income / (loss)	(9,896)	1,018
Finance income / (costs) – net	1,607	834

Income / (loss) before tax	(8,289)	1,852

Income / (loss) for the period	(8,289)	1,852

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	81	73

Other comprehensive income / (loss)	81	73
Total comprehensive income / (loss)	(8,208)	1,925

Earnings / (loss) per share in € per share (undiluted = diluted)	(0.11)	0.03
Weighted number of common shares outstanding	76,249,901	62,430,106

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	March 31, 2020	December 31, 2019
	(unaudited)
ASSETS
Non-current assets
Intangible assets	121	137
Leasehold improvements and equipment	2,193	2,291
Long term financial assets	3,274	3,193
Right-of-use assets	679	824

	6,267	6,445
Current assets
Cash and cash equivalents	82,765	95,234
Financial assets	5,476	8,902
Trade and other receivables	2,171	1,482
Inventories	337	296

	90,749	105,914
TOTAL ASSETS	97,016	112,359
EQUITY AND LIABILITIES
Equity
Issued capital	762	762
Capital reserves	271,178	270,451
Fair value reserves	2,043	1,962
Accumulated deficit	(242,797)	(234,508)

Total equity	31,186	38,667
Non-current liabilities
Borrowings	254	278
Contract liabilities	30,430	37,961
Lease liabilities	155	272

Total non-current liabilities	30,839	38,511
Current liabilities
Trade and other payables	8,434	10,674
Provisions	497	517
Borrowings	1,401	2,105
Lease liabilities	522	532
Contract liabilities	24,137	21,353

Total current liabilities	34,991	35,181
TOTAL EQUITY AND LIABILITIES	97,016	112,359

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

	For the three months ended March 31
	2020	2019
Cash flow from operating activities
Income / (loss) for the period	(8,289)	1,852
Adjustments for the period:
- Depreciation and amortization	280	210
- Net gain from disposal of leasehold improvements and equipment	0	(9)
- Share based payments	727	601
- Finance income / costs – net	(1,607)	(834)

	(8,889)	1,820
Change in trade and other receivables	(750)	(6,688)
Change in inventories	(41)	(65)
Change in other assets	0	(183)
Change in trade, other payables, provisions and contract liabilities	(6,999)	(8,252)

Cash used in operating activities	(16,679)	(13,368)
Interest received	160	62
Paid interest	(28)	(77)

Net cash used in operating activities	(16,547)	(13,383)
Cash flow from investing activities
Purchase of intangible assets	(2)	(64)
Purchase of leasehold improvements and equipment	(20)	(66)
Cash paid for investments in financial assets	0	(21,061)
Cash received from maturity of financial assets	3,736	3,513

Net cash used for investing activities	3,714	(17,678)
Cash flow from financing activities
Repayment of lease liabilities	(128)	(82)
Repayment of borrowings	(773)	(833)

Cash flow from financing activities	(901)	(915)

Exchange-rate related changes of cash and cash equivalents	1,265	236
Net changes to cash and cash equivalents	(13,734)	(31,976)
Cash and cash equivalents at the beginning of the period	95,234	94,829

Cash and cash equivalents at the end of the period	82,765	63,089

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2019	624	239,055	2,594	(202.144)	40,129

Equity-settled share based payment awards		601			601
Income for the period				1,852	1,852
Other comprehensive income			73		73

Balance as of March 31, 2019	624	239,656	2,667	(200,292)	42,655

Balance as of January 1, 2020	762	270,451	1,962	(234,508)	38,667

Equity-settled share based payment awards		727			727
Loss for the period				(8,289)	(8,289)
Other comprehensive income			81		81

Balance as of March 31, 2020	762	271,178	2,043	(242,797)	31,186